*** Certain information in this agreement has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit 10.12



energy telecom

3501-B, N. Ponce de Leon
Blvd., #393
St. Augustine, FL 32084

Purchase Order

Date	P.O. No.
6/30/2010	41511B

Vendor
Samsin USA Tom Perszyk 5711 Fairway Dr. Mason, OH 45040

Ship To
Energy Telecom, Inc. 3708 Waterway Court St Augustine, FL 32084

Terms	Expected
Net 15	7/15/2010

Item	Description	Qty	Rate	MPN	Amount
Safe-Talk ST-3000	Safe-Talk Eyewear	500	[***]	ST-3000	[***]
Safe-Talk ST-1000	Safe-Talk Eyewear	500	[***]	ST-1000	[***]
	NOTES: 1. The above eyewear will be ordered for shipment in lots of 100 units or more, based on compliance with specifications of the previous order, and market demand. 2. The ST-1000 and ST-3000 will be manufactured to the specifications detailed in, and tested for quality using the parameters detailed in Safe_Talk_Specifications_and_Testing_July_2010.doc., to be forwarded 3. The ST-1000 and ST-3000 shall consist of, and be delivered with:				
			Total		

Phone #	Fax #	E-mail	Web Site
904-819-8995	904-819-8181	corporate@energytele.com	www.energytele.com



Purchase Order

energy telecom

3501-B, N. Ponce de Leon
Blvd., #393
St. Augustine, FL 32084

Date	P.O. No.
6/30/2010	41511B

Vendor
Samsin USA Tom Perszyk 5711 Fairway Dr. Mason, OH 45040

Ship To
Energy Telecom, Inc. 3708 Waterway Court St Augustine, FL 32084

Terms	Expected
Net 15	7/15/2010

Item	Description	Qty	Rate	MPN	Amount
	* Frames and full electronics. * ST-1000 with Samsin earpieces and plugs, but no magnets ST-3000 with Knowles drivers in the earpieces, and magnets * USB cable and 110VAC charger * Shipping-quality zipper case * Mid-quality display box. 4. And additional $3.39, up to an eventual 30,000 eyewear, will be paid for each eyewear, for tooling amortization. 5. Shipping methods and costs from Korea to St. Augustine, FL will be agreed upon at a later date				
			Total	[***]	

Phone #	Fax #	E-mail	Web Site
904-819-8995	904-819-8181	corporate@energytele.com	www.energytele.com